FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
19 June 2007
CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)
25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Cadbury Schweppes unveils New Confectionery Strategy — 19 June 2007

99.2	Cadbury Schweppes Trading Update — 19 June 2007

99.3	Cadbury Schweppes Makes Recommended Tender Offer For Japanese Functional Candy Company — 18 June 2007

99.4	Cadbury Schweppes Agrees Acquisition Of Leading Romanian Confectionery Business — 08 June 2007

99.5	Cadbury Schweppes Agrees Acquisition Of Turkish Gum Business — 07 June 2007

99.6	Cadbury Schweppes Announces Further Progress on Non-Core Disposals — 05 June 2007

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ Hester Blanks

(Registrant)

Signed:	Hester Blanks
Group Secretary

Dated:	19 June 2007

Exhibit 99.1

19 June 2007
Cadbury Schweppes Unveils New Confectionery Strategy
Cadbury Schweppes is holding presentations in London today and in New York tomorrow to update on progress on the separation of Americas Beverages, its confectionery strategy, and current trading. A separate press release has been issued updating on current trading.
•	Good progress on Americas Beverages separation

The separation of confectionery and Americas Beverages is progressing well and we continue to pursue a twin track process of either a sale or demerger. The sale process is actively underway, and following expressions of interest, we now believe that a sale is the more likely outcome. The tax and transaction costs are expected to be modest in either case, at around 5% of the value of the business. On separation, we intend to return capital to shareowners consistent with a BBB+ credit rating for the new confectionery company.

•	Cadbury plc: the world’s number one confectionery business

Following separation, the business will be renamed Cadbury plc. With revenues of nearly £5 billion, it is the world’s biggest confectionery company, operating in a large, growing and profitable market. It has strong brands and broad geographic participation, with excellent competitive positions in all three confectionery categories and leadership positions in nearly half of the world’s top 50 confectionery markets.

•	Significant under-exploited confectionery potential

As a focused confectionery group, we believe Cadbury plc can generate strong revenue growth coupled with a significant improvement in margins and returns as we reduce complexity and focus our resources on fewer, bigger and more value creating initiatives. The move to a centrally-led category structure and other organisational changes are key to delivering this potential.

•	Revenue growth goal increased to 4% — 6%

Our exposure to higher growth categories and geographies coupled with our more focused category strategy underpins the increase in our like-for-like revenue growth goal to 4% — 6% per annum, while accommodating some rationalisation of our brand portfolio. Given our organic growth focus, our acquisition policy will be targeted at bolt-ons which enhance our existing positions in growing categories and markets.

•	Trading margin goal of mid-teens margin by 2011

Our target of increasing margins from around 10% to mid-teens by 2011 will be driven by a major group-wide cost reduction initiative which will result in the closure of around 15% of our confectionery sites and a 15% reduction in headcount. We are also announcing today a closer working relationship in chocolate and cocoa with Barry Callebaut to improve returns and reduce complexity.

•	Disciplined capital management

We are targeting strong dividend growth, while maintaining an efficient balance sheet and growing our return on invested capital. The Board intends to target a dividend payout ratio of 40% — 50% with a higher payout ratio in the near term reflecting confidence in the earnings potential of the new Group.
Todd Stitzer, Chief Executive Officer, said: “Over the past three years, we have made great strides in improving our business performance. The plans announced today represent the next step in transforming our confectionery business from being the biggest global confectionery company to being the biggest and the best. I am confident we have the strategy and the team to deliver continued strong growth and substantially increased returns.”

Introduction
Today, we are announcing the strategy for our new confectionery business, Cadbury plc, post the separation of Americas Beverages. We believe the business has significant under-exploited potential. Our new strategy aims to leverage our scale and category benefits to realise this under-exploited potential to deliver superior returns for our shareowners.
Over the last 20 years, we have moved from a Commonwealth focused chocolate business to the number one player in confectionery globally, with unrivalled product and geographic breadth and depth. We are the only major confectionery company which operates across all three categories of chocolate, candy and gum, and have the largest and most broadly spread emerging markets business of any confectionery company. Our growth rate has been transformed in recent years as we have invested in all aspects of our commercial capabilities, funded by our Fuel for Growth cost reduction programme.
While we have transformed our performance, we believe there is significant under-exploited potential to come from managing our operations more centrally to focus on fewer, bigger and more value-creating initiatives, and from significantly reducing complexity across all aspects of the business. This will allow us to drive more sustainable growth while at the same time improving margins.
Over the next four years our aim is to simplify our organisational structure to allow better execution of a more focused commercial strategy, and improve performance and efficiency to deliver revenue growth of 4% — 6% per annum, increase our margins to mid teens (from around 10%) while strongly growing dividends, maintaining an efficient balance sheet and growing return on invested capital.
Background to the Separation of Americas Beverages
Since 1997, Cadbury Schweppes has had a governing objective of Managing for Value with the aim of delivering superior returns for our shareowners. We have made disciplined capital allocation decisions which have seen us maintain our focus on the two growing and profitable markets of confectionery and beverages. At the same time we have refined our portfolio through an active acquisition and disposal programme to improve our participation and strengthen our competitive position. Since 2003, our renewed focus on innovation and market place execution has doubled our organic revenue growth, with a significant increase in our investment behind growth funded by the Fuel for Growth cost reduction programme.
Today, Cadbury Schweppes comprises two world-class consumer goods companies:
•	In confectionery, we have created the leading global confectionery company with unrivalled product and geographic reach. The acquisition of Adams in 2003 transformed our business, and our investments behind organic growth and in bolt-on acquisitions, such as the recently announced purchases of Intergum in Turkey and Kandia-Excelent in Romania and the tender offer for Sansei in Japan, will further strengthen and extend our position.

•	In beverages, we have significantly narrowed our geographic participation while strengthening our presence in a small number of retained markets. We have improved the performance of the US beverages business, and secured its long-term sustainability by strengthening its route to market through the acquisition last year of a number of our largest independent bottlers in the US, including the Dr Pepper/Seven Up Bottling Group.
In March, we announced the separation of confectionery and beverages reflecting the Board’s belief that the two businesses had reached a position where they would deliver greater value for shareowners as focused and independent businesses.

Americas Beverages Separation
We announced that we were pursuing a twin track process to either sell or demerge Americas Beverages, and earlier this month we sent out the sale information memorandum. Expressions of interest have been strong and, while we continue to pursue the twin track process, we now believe a sale is the more likely outcome.
The tax and transaction costs of separation are expected to be around 5% of the value of the Americas Beverages business. Tax costs relate to the cost of separating the Group’s North American beverage and confectionery operations which were consolidated following the Adams acquisition in 2003. The tax differential between a sale and a demerger is not expected to be material.
It is our intention on separation to return capital to shareowners consistent with a BBB+ rating for the new confectionery Group. Further details will be provided as appropriate.
Cadbury Confectionery
Confectionery — An Attractive Growing Market
The global confectionery market is worth an estimated $137 billion at retail. It is the fourth largest packaged food category globally and has shown sustained growth of around 5% per annum over the last 5 years. This growth has been driven by premium and wellness products in developed markets and increasing per capita consumption in developing markets. Over the last 5 years developed markets have grown at an average of 3% per annum and emerging markets 10% per annum.
Stable and high returns in the confectionery industry are underpinned by the combination of: long-established and well invested brands; a broad-based sales base with around 50% of sales through the consolidated grocery multiple trade; and low levels of private label penetration.
Cadbury plc — The World’s Number One Confectionery Business
Following the separation of Americas Beverages, the Group will change its name to Cadbury plc.
Over the past 4 years, we have significantly strengthened our participation in this attractive market. The Cadbury confectionery business:
•	Is now the world’s largest confectionery business with a 10% share of the global confectionery market;

•	Has number one or two positions in nearly half of the world’s top 50 confectionery markets;

•	Is the only confectionery business with strong brands and competitive positions in all three confectionery categories of chocolate, gum and candy;

•	Has a significant exposure to faster growing categories with gum and other “better-for-you” products accounting for around 30% of our total portfolio; and

•	Has the largest and most broadly-based emerging markets presence, accounting for around one third of total revenues.
Over the same period, we have improved our commercial execution through increasing our investment in Science & Technology, commercial capabilities and consumer insights. Confectionery innovation has more than doubled from 6% to 13% of revenues between 2003 and 2006 and our investment in Science & Technology has increased by 50%. Our Fuel for Growth cost reduction initiative, which, as planned, will by the end of 2007 generate £360 million of savings, has provided the additional resources to fund these growth investments: around 50% of our Fuel for Growth savings have been re-invested in the business.
As a result of these improvements, our confectionery revenue growth increased from 2% — 3% per annum between 1996 and 2002 to an average of 5.6% per annum between 2003 and 2006.
Our Vision into Action Plan

Our strategy is embodied in our Vision into Action business plan. Under it, our governing objective remains to deliver superior shareowner returns, and we aim to achieve this objective by delivering on our vision of being the biggest and best confectionery company in the world. Our goal is to maintain our market leadership position, and to leverage our scale and advantaged positions to maximise growth and returns.
Our new priorities, which provide the focus for the business to achieve this vision, are:
•	To drive growth through a concentration on “fewer, faster, bigger, better” participation and innovation, supported by our global category structure introduced last year;

•	To drive cost and efficiency gains to help achieve our margin goal; and

•	To continue to invest in capabilities to support our growth and efficiency agendas.
At the same time, we retain our commitments to growing sustainably and to our strong cultural heritage.
New Financial Scorecard
Our ambition to maintain revenue growth while improving margins and returns is reflected in our new financial scorecard for the 2008 to 2011 period:
•	Annual organic revenue growth of 4-6%

•	Total confectionery share gain

•	Mid teens trading margin by 2011

•	Strong dividend growth

•	Efficient balance sheet

•	Growth in return on invested capital
Increased Revenue Growth of 4% — 6% per annum
We have increased our annual revenue goal from 3-5% to 4-6% reflecting the higher growth prospects of the stand-alone confectionery business. Our revenue goal is underpinned by global confectionery market growth of around 5% per annum over the last 5 years and by our greater weighting toward higher growth categories such as gum and emerging markets, and accommodates some rationalisation of our brand portfolio.
To help drive further revenue growth, under our category management structure, we will focus our resources on top markets in each category where we will develop and launch innovative products. In innovation, we will reduce the number of smaller, non-advantaged innovation projects and increase the resources behind larger innovations from which we can derive competitive advantage.
We will also increase our focus on our biggest, most advantaged brands, and on our largest customers. As part of this focus, we will also rationalise some of the smaller brands and products in our portfolio, accounting for around 5% of our confectionery revenues. We will focus our resources on our top 13 brands and will manage five brands which have the strongest potential in existing and new markets (Cadbury, Trident, Halls, Green & Black’s and The Natural Confectionery Company) on a global basis.
Significant Increase in Operating Margins to Mid-Teens by 2011
Our goal is to increase margins from the 2006 confectionery margin of 10.1% (before restructuring) to mid-teens by 2011 (see Cadbury plc — Key Financial Information below).
We will be undertaking a radical programme of cost reduction and efficiency which will result in an exceptional restructuring charge of approximately £450 million of which around £50 million is non-cash. In addition, the programme will require incremental capital expenditure of around £200 million over the next 3 years. Delivery of the programme will be supervised by a Global Performance Director, reporting to Ken Hanna, Chief Financial Officer.
Our cost reduction initiatives will impact all parts of the group, in sales, general and administration costs (SG&A) and supply chain, in the regions and at the group centre. Initiatives include:
•	Combining the group headquarters in central London with the new BIMA region and Britain & Ireland business in a new location west of London during the second quarter of 2008;

•	Clustering a number of countries which have previously been run as individual operations;

•	Adopting a more centralised decision making process to category and brand management; and

•	Additional outsourcing opportunities in the areas of back-office processing, IT and chocolate production.
As a result, over the 2008 to 2011 period we expect to close around 15% of our manufacturing sites around the world and reduce our headcount by 15%.
In addition to the contribution from our cost reduction programme, we expect margins to benefit from:
•	Improved operating margin performance in key emerging markets, notably China, Russia and Nigeria, which are currently loss making;

•	A disproportionate focus of resource on categories and brands which are growing faster and which earn above average returns; and

•	Strengthened profit performance from our confectionery business in Britain & Ireland where performance has been below expectations as a result of the IT systems implementation in 2005 and the product recall in 2006.
Strong Dividend Growth
The separation of Americas Beverages will necessitate a change in the dividend policy of the new company, Cadbury plc. Over the medium term, Cadbury plc will target a dividend payout ratio in the range of 40-50% and within this range will aim to grow the dividend broadly in line with earnings.
Following the separation of beverages (whether by sale or demerger), Cadbury’s share capital will be consolidated according to the value of the distribution made to shareowners (whether in cash or shares). It is expected that an interim dividend for 2007 of 5 pence per share will be paid on the existing share capital, and the final 2007 dividend post-consolidation. It is the Board’s current intention to pay a total dividend per share in 2007 and 2008 in line with current market expectations for dividends per existing share. The dividend payout ratio in the short term is likely to be above our medium term target range, reflecting the Board’s confidence in the earnings potential of the new Group.
Maintaining an Efficient Balance Sheet
We will continue to manage the Group’s capital base efficiently. We announced in October 2006 that we would target a capital structure consistent with maintaining a BBB+ credit rating: it is our intention to maintain this target following the separation of Americas Beverages. We will also consider the potential for further returns of capital to shareowners at the appropriate time.
Growing Return on Invested Capital
We expect the combination of higher revenue growth and margin improvement to drive growth in our return on invested capital. We also expect to continue our disciplined approach to working capital management, and to recycle capital from low-growth and non-core businesses into organic investment and value-accretive bolt-on acquisitions with a greater potential for higher growth and returns as appropriate.
Acquisitions and Non-Core Disposals
As the leading global confectionery company, we will continue to investigate available confectionery opportunities to grow our platform. Our focus will be on bolt-on acquisitions to enhance existing positions in growing categories and markets, and we will only undertake acquisitions if these fit with our strategy and meet our stringent criteria for value creation.
We have recently announced three acquisitions which have further strengthened our confectionery position:
•	The proposed acquisition of Intergum in Turkey will give us leadership of the fast growing Turkish gum market;

•	Kandia-Excelent, the second largest confectionery company in Romania;

•	On 18 June, we announced a tender offer for Sansei Foods, a Japanese functional candy company, whose acquisition will enhance our presence in that market.

In addition, we have announced the sale of further non-core businesses in Australia, Canada and Italy and we remain on track to deliver £250 million from our non-core disposal programme by the end of 2007.
New Organisational Structure to Drive Growth and Returns
Our new confectionery business had been reorganised into four broadly equally-sized regions (from three). The four new regions are: Americas; Asia Pacific; Britain, Ireland, Middle East and Africa (BIMA) and Europe.
The Presidents of these regions are:

Matt Shattock	President Britain, Ireland, Middle East and Africa (BIMA)
Chris Van Steenbergen	President Europe (including Russia and Turkey)
Jim Chambers	President Americas
Rajiv Wahi	President Asia Pacific
Our category structure, which we put in place in late 2006, will be further embedded in our regions to ensure excellence of execution and increase efficiency. We will also cluster businesses within regions to reduce the number of business units and increase focus, and co-locate global, regional and business unit head offices to reduce building and back office costs. Further savings will be achieved through allocating dual roles to functional leaders to reduce headcount and increase efficiency of decision making.
New Incentive Plans
Our new organisation will be rewarded through a new set of incentive plans, which will include targets aligned with our new financial scorecard. These plans will be presented to shareowners for approval later in the year.
Cadbury plc — Key Financial Information
The information below is historical financial information for “Cadbury plc”, being the Continuing Group, defined as the total Cadbury Schweppes group excluding Americas Beverages. It has been derived from previously reported amounts, as included in the 2006 Annual Report.
In 2006, the new Cadbury plc business had revenues of £4.9 billion and an operating margin of 10.1% (before restructuring charges). The operating margin is after the deduction of 100% of the central costs of Cadbury Schweppes. We intend to reduce these central costs following the separation of Americas Beverages, reflecting the scale of the new group.
The business has been reorganised into four regions. The Asia Pacific region includes our Australian beverage business which accounted for around 8% of Cadbury plc revenues in 2006.

Y/E Dec (£m)	2005	2006

Revenue
BIMA	1,420	1,500
Europe	837	818
Americas	1,228	1,330
Asia Pacific	1,157	1,205
Central	9	8
Total	4,651	4,861

Underlying Profit from Operations before central costs	657	648
- Central costs	(156)	(159)
Underlying Profit from Operations	501	489

Underlying Operating Margin (%)	10.8%	10.1%

Increased Co-operation with Barry Callebaut
We are today announcing a closer working relationship with Barry Callebaut following the signing of a Memorandum of Understanding (MOU).
The MOU anticipates an increase in the outsourcing of cocoa products and chocolate production to Barry Callebaut, relating to liquor and liquid chocolate for our existing Polish sites. The outsourcing of these Polish volumes will increase our total outsourced liquid chocolate volume by around 15% to over 20% of our total needs, and will result in Barry Callebaut supplying over a third of our outsourced liquid chocolate needs.
We also expect to increase our collaboration with Barry Callebaut in areas such as cocoa bean sourcing in origin countries, quality and innovation, and corporate and social responsibility.
Interim Trading Update
We have today also issued our regular trading update ahead of the interim results which will be announced on 1 August, 2007. A separate press release can be found at www.cadburyschweppes.com.
Technical Guidance
The separation of Americas Beverages and our cost reduction programme are considered by the Board to be “significant events” and as such the associated costs will be treated as exceptional. The total spend on the cost reduction programme will be approximately £450m of which around £50m will be non-cash. The costs will be incurred during the period 2007 to 2011.
In October last year we announced that, with effect from 2007, a restructuring charge equivalent to 1% of revenue would be deducted from underlying profit and earnings. In the light of the exceptional charges announced as part of the new cost reduction programme, the underlying restructuring charge is expected to be around 0.5% of revenue during the period 2007 to 2011.
In the period 2008 to 2011, we expect ongoing capital spend as a percentage of sales to be around 5% (compared to 5% to 5.5% previously) excluding exceptional capital spend of £200 million relating to the cost reduction initiative.
Investor Seminar Presentations and Webcast
Presentations will be given by Todd Stitzer, Chief Executive Officer, and Ken Hanna, Chief Financial Officer, in London on 19 June, and in New York on 20 June.
The London presentations will be webcast live on the Group’s website www.cadburyschweppes.com from approximately 8am (BST) today. A replay of the webcast will be available from 2.30pm (BST) today.
A dedicated seminar webpage is now available in the investor centre of the Group’s website. Copies of the presentation slides will be available on this webpage from 7.30am (BST) today and transcripts of the key speeches will be available from 5pm (BST) tomorrow.
Next Events
Forthcoming Group announcements/events are listed below:

1 August, 2007	Interim Results Announcement

Ends

For further information
Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124

Sally Jones Mary Jackets Charles King

Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd
Katie Bolton

The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith
Forward Looking Statements
This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This material should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

Exhibit 99.2

19 June 2007
Cadbury Schweppes Announces A Strong Start to 2007
Cadbury Schweppes issues regular trading updates ahead of its interim and preliminary results. Today’s update comments on year-to-date performance in 2007. Our 2007 interim results will be announced on 1 August 2007.
Todd Stitzer, Chief Executive Officer, said: “We have made a strong start to the year in both confectionery and beverages. Both businesses have continued to benefit from successful innovation and increased investment in marketing, particularly in gum, where the launch of Trident into the UK market has been highly successful.”
First Half Trading Performance
For the half year, Americas Beverages is expected to be classified (under IFRS 5) as an “asset held for sale and discontinued operation” and therefore revenues and operating profits from the business will not be included in the operating results of the continuing Group. The operating results for the continuing Group will include the revenue and operating profits from the remaining confectionery business (including Australia Beverages).
Revenues for the three confectionery regions in the first quarter were ahead by 9% boosted by an earlier Easter, a stronger cough and cold season for Halls in North America, the launch of gum in the UK and the cycling of weak comparatives last year. Performance was good in all regions, and in both developed and emerging markets which were ahead by 8% and 11% respectively.
Americas Confectionery revenues were ahead by 15% in the first quarter driven by excellent results in the US and Latin America. In the US, gum market growth remains in mid single digits and we continue to gain share, driven by Stride and Trident. Our share of the US gum market (based on the latest 4 week data) is now almost 400 basis points ahead year-on-year at 34.0% with Stride’s share increasing to 4.6% in its first year. Our market price increases in gum in the US and Canada have been followed by our competitors. In Mexico, performance was boosted by the launch of Trident centre-filled gum which already has a 4.1% share of the market.
EMEA also had a strong start to the year with revenues ahead by 7% in the quarter. Gum growth has been strong across the region with successful launches of centre-filled gum under the Dirol brand in Russia, and the Trident brand in Turkey and the UK.
In the UK, our gum launch at the end of January has exceeded our expectations with our initial share comfortably over 10% and the market growing by approximately 20% since our launch. In chocolate, we were impacted by the nut labelling recall in February and the market has been highly competitive particularly at Easter where we chose not to participate in aggressive discounting in the grocery trade. As a result, our share of the total confectionery market is 150 basis points down year-on-year.
Asia Pacific revenues were ahead by 6% in the first quarter with growth impacted by the loss of a third party beverages manufacturing contract. Australia had a slightly slower start in confectionery, however our beverage business performed strongly. Our Indian business had an excellent quarter but we have seen some slowing in Thailand due to the political and economic uncertainty following last year’s coup.
The good underlying performance in the first quarter has continued into the second quarter. Given stronger comparatives in the second quarter of 2006, we expect revenues for the first half to be toward the top end of our new confectionery revenue goal range of 4% — 6% like-for-like revenue growth per annum. As we indicated at our full year results presentation in February, we expect margins in the first half to be modestly impacted by the combination of the significantly increased investment behind both new and existing products in the first half (including gum and chocolate in the UK) and higher sweetener costs. Although dairy prices have increased, if they remain around the current level, the impact is not expected to be significant in the context of our total raw material input costs for the year.

First Half Trading Performance — Americas Beverages
Americas Beverages revenues were up 5% in the first quarter on a comparable like-for-like basis (as if the Bottling Group had been owned in the first quarter of 2006), with results continuing to benefit from the consolidation of our route to market.
In a challenging CSD market in the US, our advantaged brands continued to gain share: our total CSD share in the US is ahead by 100 basis points in the first quarter and by 90 basis points in the latest share read. Dr Pepper is lapping demanding year on year comparatives, with last year’s performance benefiting from a national sampling campaign for Diet Dr Pepper and Cherry Vanilla Dr Pepper. However, this is being more than offset by growth in our other core flavour brands, 7 UP, A&W and Sunkist.
In non-CSDs, there are encouraging signs that the launch of Snapple into the “mainstream” and “Super Premium” sectors of the tea market is returning the brand to growth. Accelerade, our new differentiated sports drink brand, was launched toward the end of the second quarter.
Next Events
Forthcoming Group announcements/events are listed below:

1 August, 2007	Interim Results Announcement

Ends

For further information
Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones Mary Jackets Charles King

Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd
Katie Bolton

The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith
Forward Looking Statements
This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This material should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

Exhibit 99.3
18 June 2007
CADBURY SCHWEPPES MAKES RECOMMENDED TENDER OFFER FOR JAPANESE FUNCTIONAL CANDY COMPANY
Cadbury Schweppes announces that it is today making a recommended tender offer for Sansei Foods Co. Ltd., a Japanese functional candy company. Sansei sells sugarfree functional candy in Japan under the Teicalo and Xylicrystal brands and, in 2006, had a 4% share of the c.£1 billion Japanese candy market. The offer values Sansei’s issued share capital at ¥13.75 billion (approximately £57 million). Further details of the tender offer are given in the notes at the end of this release.
Todd Stitzer, Chief Executive Officer, said: “Sansei’s sugarfree high functionality products are complementary to Halls, and we see strong opportunities to develop them further in the Japanese market and potentially elsewhere. The acquisition of Sansei will further strengthen our presence in Japan, where we have gained significant gum market share since the Adams acquisition.”
Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5124
Sally Jones Mary Jackets Charles King

Media Enquiries	+44 207 830 5011
Andraea Dawson-Shepherd Katie Bolton
Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.
Notes

1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. On 15 March 2007, Cadbury Schweppes announced that it intends to separate its confectionery and Americas Beverages businesses. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs over 70,000 people.
2. Further Details on the Tender Offer
The tender offer is being made by Cadbury Schweppes’ subsidiary, Cadbury Investments Japan Limited and is for all of the outstanding shares of Sansei.
The tender offer price of ¥2,750 per Sansei share is a premium of 68.7% to the closing price of Sansei shares on the Osaka Stock Exchange on 15 June 2007, and values the issued share capital of Sansei at ¥13.75 billion (approximately £57 million).
The tender offer is recommended by the Directors of Sansei, and Cadbury Schweppes has undertakings to tender shares in the offer from all of Sansei’s Directors and from shareholders who in aggregate represent 45.7% of Sansei’s issued share capital.
The tender offer is due to close on 19 July, 2007 and will lapse unless shares representing at least 66.67% of Sansei’s issued share capital are tendered.
The tender offer will be conducted in compliance with the procedures prescribed by the Securities and Exchange Law of Japan and related disclosure standards, which may differ from the procedures and disclosure standards required in other jurisdictions. Pursuant to such prescribed procedures, the official extension of the tender offer is being made pursuant a public notice and related tender offer registration statement prepared in Japanese and filed in accordance with Japanese law.
A translation of the press release to the Osaka Stock Exchange and the original in Japanese of that press release are available on our website www.cadburyschweppes.com.
Please be advised that any person who accesses the information concerning the tender offer on this website may be restricted from purchasing the stock of Sansei Foods Co., Ltd., as a first recipient of information under the Japanese regulations on insider trading, until 12 hours after the issuance of the press release by the Offeror, pursuant to Article 167, Paragraph 3 of the Securities Exchange Law of Japan and Article 30 of the Enforcement Order thereof. Also, please note that Cadbury Schweppes shall not be held responsible for any such actions, even if a person is held criminally, civilly or administratively responsible due to such purchase.

Exhibit 99.4
8 June 2007
CADBURY SCHWEPPES AGREES ACQUISITION OF LEADING ROMANIAN CONFECTIONERY BUSINESS
Cadbury Schweppes announces that it has acquired 93.32% of Kandia-Excelent S.A., a leading Romanian confectionery business, from Kandia NV, a private equity investment holding company managed by Meinl Bank AG. The gross assets of Kandia-Excelent at 31 December 2006 were RON153.3 million (approximately £32 million).
Kandia-Excelent, which is listed on the Bucharest Stock Exchange, is the second largest confectionery company in Romania, with a 20% market share in total confectionery. It has a number 2 position in the chocolate market with a 24% share, and a leading position in candy with a 32% share. 2007 sales are forecast to be approximately €50 million, with around two-thirds coming from chocolate and the majority of the remainder from candy. Kandia-Excelent has a single production facility in Bucharest and approximately 850 employees.
Todd Stitzer, Chief Executive Officer, said: “The purchase of Kandia-Excelent is aligned with our strategy of pursuing bolt-on acquisitions to further strengthen our confectionery platform. Kandia-Excelent has a strong position in the Romanian confectionery market, which is worth over €300 million and grew 17% last year. This acquisition gives us an exciting opportunity to further develop their leading brands and leverage their strong routes to market.”
Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5124
Sally Jones Mary Jackets Charles King

Media Enquiries	+44 207 830 5011
Andraea Dawson-Shepherd
Katie Bolton

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.
Notes
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. On 15 March 2007, Cadbury Schweppes announced that it intends to separate its confectionery and Americas Beverages businesses. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs over 70,000 people.
2. Market share and other statistics
All numbers given in the second paragraph of this announcement are pro forma, assuming a candy business acquired on 31 May 2007 had been owned for the full year. In 2007, this candy business is expected to have full year sales of around €7 million. Market shares are as per Euromonitor 2006.

Exhibit 99.5
7 June 2007
CADBURY SCHWEPPES AGREES ACQUISITION OF TURKISH GUM BUSINESS
Cadbury Schweppes announces that it has agreed to acquire Intergum, a Turkish gum business, from the Amram family for a consideration of US$450 million (approximately £225 million) in cash and assumed debt. The acquisition, which is subject to regulatory approval by the Turkish Competition Board, is expected to complete in the third quarter of 2007.
The acquisition of Intergum will strengthen our participation in the fast-growing Turkish confectionery market, and will enhance our presence in the attractive Turkish gum market, which grew 17% last year. We also expect to benefit from Intergum’s strong capabilities, particularly in the manufacturing of value-added gum products, such as gum base and centre-filled gum, at low cost.
In 2006, Intergum had a 46% share of the Turkish gum market (Source: AC Nielsen), and had revenue of US$109 million, of which approximately 25% was from exports. Further information on Intergum and the Turkish gum market is given in the Notes at the end of this announcement.
Todd Stitzer, Chief Executive Officer, said: “The purchase of Intergum is aligned with our strategy of pursuing bolt-on acquisitions to further strengthen our confectionery platform. We already have the largest emerging markets business of any confectionery company, and acquiring Intergum adds to our presence in these high-growth markets. Intergum is also highly complementary to our current operations in Turkey, where we have a leading position in the candy market. We look forward to Intergum joining Cadbury Schweppes.”
Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5124
Sally Jones Mary Jackets Charles King

Media Enquiries	+44 207 830 5011
Andraea Dawson-Shepherd Katie Bolton
Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words

“may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.
Notes
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. On 15 March 2007, Cadbury Schweppes announced that it intends to separate its confectionery and Americas Beverages businesses. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs over 70,000 people.
2. The Turkish Gum Market
The Turkish gum market had a value at retail in 2006 of US$232 million, and grew by 17%. The market has grown at 17% CAGR between 2003 and 2006. Sugar-free gum grew at 33% CAGR over the same period, and had a 47% share of the total gum market in 2006. Sugarless gum has a 30% share of the market, and grew by 6% per annum from 2003 to 2006, and bubble gum a 21% share, with 9% per annum growth between 2003 and 2006. (Source: Nielsen).
3. Further Information on Intergum
In the Turkish market, Intergum has two principal chewing gum brands, “First” in sugar-free gum and “Falim” in sugarless gum, and also has a small bubble gum business. Intergum also exports to the Middle East, the Balkans, and Russia and the CIS under the chewing gum brands “O2”, “Love is” and “Taxi”, and with centre-filled bubble-gum under the “Freshbol” brand. Intergum has one manufacturing plant in Istanbul and approximately 1,200 employees.

Exhibit 99.6
5 June 2007
Cadbury Schweppes Announces Further Progress on Non-Core Disposals
Cadbury Schweppes is today announcing the sale of a number of its non-core businesses:
•	We have agreed to sell our Australian jams, toppings and jellies business to H. J. Heinz Company Australia Limited. The sale includes the grant of a licence to use the Cottee’s and Rose’s brands in certain categories (expressly excluding confectionery and beverages) in Australia and New Zealand. The total sale price is approximately A$70 million (£29 million) in cash. Completion of the disposal is expected to occur early in the third quarter of 2007.

•	We have also completed the sale of two further non-core businesses:

•	Allan Candy, a Canadian bulk and seasonal candy business, to a company newly incorporated for the purpose, The Allan Candy Company Limited, for up to C$22 million (£10 million), comprising C$18 million (£8 million) in cash on completion with the balance depending on future performance.

•	Cadbury Italia, an Italian confectionery business, to Leaf Italia SRL for €9 million (£6 million).
Ken Hanna, Chief Financial Officer, said: “Once all these transactions are completed, we will have raised over £200 million from our programme of non-core disposals. We remain on track to deliver our target of around £250 million from this initiative by the end of this year.”
Ends

For further information:
Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones Mary Jackets Charles King

Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd
Katie Bolton

The Maitland Consultancy	+ 44 20 7379 5151
Angus Maitland
Philip Gawith
Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.
Notes to editors:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. On 15 March 2007, Cadbury Schweppes announced that it intends to separate its confectionery and Americas Beverages businesses. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs over 70,000 people.